                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

Filed by the Registrant  /_/

Filed by a Party other than the Registrant /X/

Check the appropriate box:

       /X/      Preliminary Proxy Statement

       /_/      Confidential,  for Use of the  Commission  Only (as permitted by
                Rule 14a-6(e)(2))

       /_/      Definitive Proxy Statement

       /_/      Definitive Additional Materials

       /_/      Soliciting Material Under Rule 14a-12

                           VESTA INSURANCE GROUP, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                            NEWCASTLE PARTNERS, L.P.
                       NEWCASTLE CAPITAL MANAGEMENT, L.P.
                         NEWCASTLE CAPITAL GROUP, L.L.C.
                                 MARK E. SCHWARZ
                                JAMES C. EPSTEIN
                                MARK J. MORRISON
                                 STEVEN J. PULLY
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

     Payment of Filing Fee (Check the appropriate box):

     /X/    No fee required.

     /_/    Fee computed on table below per Exchange Act Rules  14a-6(i)(1)  and
            0-11.

     (1)    Title of each class of securities to which transaction applies:

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     (2)    Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

     (3)    Per unit price or other  underlying  value of  transaction  computed pursuant  to  Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4)    Proposed maximum aggregate value of transaction:

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     (5)    Total fee paid:

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     /_/    Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------

     /_/    Check box if any part of the fee is offset as  provided  by Exchange
Act Rule  0-11(a)(2)  and identify the filing for which the  offsetting  fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1)    Amount previously paid:

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     (2)    Form, Schedule or Registration Statement No.:

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     (3)    Filing Party:

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     (4)    Date Filed:

                                       -2-

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                            DATED SEPTEMBER __, 2005

                            NEWCASTLE PARTNERS, L.P.

                                  _______, 2005

Fellow Stockholders:

            Newcastle Partners,  L.P.  ("Newcastle  Partners") is the beneficial owner of an  aggregate of  3,050,700  shares of Common Stock of Vesta  Insurance
Group, Inc. ("Vesta" or the "Company"),  representing  approximately 8.5% of the outstanding Common Stock of the Company. Newcastle Partners does not believe the current  Board of Directors is acting in your best  interests,  and is therefore seeking  your support for the election of its nominees to the Board of Directors of the Company at the annual  meeting of  stockholders  scheduled  to be held at
___________________,  Birmingham,  Alabama on Thursday,  November  17, 2005,  at
______ __.M.

            Newcastle  Partners urges you to carefully  consider the information contained  in the  attached  Proxy  Statement  and then  support  its efforts by signing,  dating and returning the enclosed GOLD proxy card today.  The attached
Proxy  Statement and the enclosed  GOLD proxy card are first being  furnished to the stockholders on or about _______, 2005.

            If you have already  voted for the  incumbent  management  slate you have every right to change your vote by  signing,  dating and  returning a later dated proxy card.

            If you have any questions or require any  assistance  with your vote please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

                                              Thank you for your support,

                                              Mark E. Schwarz
                                              Newcastle Partners, L.P.

--------------------------------------------------------------------------------
  IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD PROXY CARD,
  OR NEED ADDITIONAL COPIES OF NEWCASTLE PARTNERS' PROXY MATERIALS, PLEASE CALL
              MACKENZIE PARTNERS AT THE PHONE NUMBERS LISTED BELOW.

                            MACKENZIE PARTNERS, INC.
                               105 Madison Avenue
                               New York, NY 10016
                           proxy@mackenziepartners.com
                           ---------------------------
                          (212) 929-5500 (Call Collect)
                                       or
                            TOLL-FREE (800) 322-2885
--------------------------------------------------------------------------------

                                      -2-

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                           VESTA INSURANCE GROUP, INC.
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                            NEWCASTLE PARTNERS, L.P.

                            -------------------------

          PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

            Newcastle Partners,  L.P., a Texas limited  partnership  ("Newcastle
Partners" or "we"), is one of the largest stockholders of Vesta Insurance Group,
Inc., a Delaware corporation  ("Vesta" or the "Company").  Newcastle Partners is
writing to you in connection with the election of three nominees to the Board of
Directors  of Vesta (the "Vesta  Board") at the annual  meeting of  stockholders scheduled to be held at  ___________________,  Birmingham,  Alabama on Thursday,
November 17, 2005, at ______ __.M.,  including any adjournments or postponements thereof  and any  meeting  which  may be  called in lieu  thereof  (the  "Annual
Meeting").  Newcastle  Partners  has  nominated  three Class III  directors  for election at the Annual Meeting in opposition to three incumbent  directors whose terms expire at the Annual Meeting.

            This proxy  statement (the "Proxy  Statement") and the enclosed GOLD proxy card are being furnished to stockholders of Vesta by Newcastle Partners in connection with the solicitation of proxies from Vesta's stockholders to be used at the  Annual  Meeting  (i) to elect  Newcastle  Partners'  nominees,  James C.
Epstein,  Mark J.  Morrison and Steven J. Pully (the  "Nominees"),  to the Vesta
Board and (ii) to adopt a resolution  recommending to the Vesta Board that Vesta reimburse  Newcastle Partners for all expenses it incurs in connection with this proxy  solicitation.  Newcastle  Partners,  Newcastle Capital  Management,  L.P.
("Newcastle  Management"),  Newcastle Capital Group, L.L.C. ("Newcastle Group"),
Mark E.  Schwarz,  James C.  Epstein,  Mark J.  Morrison and Steven J. Pully are
members  of  a  group  (the  "Group")  formed  in  connection  with  this  proxy solicitation and are deemed participants in this proxy solicitation.  See "Other
Participant Information." This Proxy Statement and the GOLD proxy card are first being furnished to Vesta's stockholders on or about _______, 2005.

            Vesta has set the record date for determining  stockholders entitled to  notice of and to vote at the  Annual  Meeting  as  September  30,  2005 (the
"Record  Date").  The principal  executive  offices of Vesta are located at 3760
River Run Drive, Birmingham,  Alabama 35243. Stockholders of record at the close of business  on the Record Date will be entitled to vote at the Annual  Meeting.
According to Vesta,  as of the Record Date,  there were _______ shares of common stock, $.01 par value per share (the "Shares"), outstanding and entitled to vote at the Annual Meeting. Newcastle Partners, along with all of the participants in this  solicitation,  are the  beneficial  owners of an  aggregate  of  3,050,700
Shares, which represents  approximately 8.5% of the Shares outstanding (based on information  publicly disclosed by Vesta). The participants in this solicitation intend to vote such Shares for the election of the Nominees.

THIS  SOLICITATION IS BEING MADE BY NEWCASTLE  PARTNERS AND NOT ON BEHALF OF THE
BOARD OF DIRECTORS OR  MANAGEMENT OF VESTA.  NEWCASTLE  PARTNERS IS NOT AWARE OF
ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS,
WHICH  NEWCASTLE  PARTNERS  IS  NOT  AWARE  OF A  REASONABLE  TIME  BEFORE  THIS
SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES
IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

NEWCASTLE  PARTNERS  URGES YOU TO SIGN,  DATE AND  RETURN THE GOLD PROXY CARD IN
FAVOR OF THE ELECTION OF ITS  NOMINEES  AND FOR THE  ADOPTION OF THE  RESOLUTION
RECOMMENDING TO THE VESTA BOARD THAT VESTA REIMBURSE  NEWCASTLE PARTNERS FOR ALL
PROXY  SOLICITATION  EXPENSES,  BOTH  AS MORE  FULLY  DESCRIBED  IN  THIS  PROXY
STATEMENT.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY VESTA MANAGEMENT TO THE VESTA
BOARD,  YOU MAY  REVOKE  THAT  PROXY  AND VOTE  FOR THE  ELECTION  OF  NEWCASTLE
PARTNERS'  NOMINEES BY SIGNING,  DATING AND  RETURNING  THE ENCLOSED  GOLD PROXY
CARD.  THE  LATEST  DATED  PROXY IS THE ONLY ONE THAT  COUNTS.  ANY PROXY MAY BE
REVOKED AT ANY TIME PRIOR TO THE ANNUAL  MEETING BY DELIVERING A WRITTEN  NOTICE
OF  REVOCATION  OR A LATER  DATED  PROXY FOR THE  ANNUAL  MEETING  TO  NEWCASTLE
PARTNERS, C/O MACKENZIE PARTNERS,  INC. WHICH IS ASSISTING IN THIS SOLICITATION,
OR TO THE SECRETARY OF VESTA, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

                                      -2-

                                    IMPORTANT

            YOUR VOTE IS  IMPORTANT,  NO MATTER  HOW MANY OR HOW FEW  SHARES YOU
OWN.  NEWCASTLE  PARTNERS URGES YOU TO SIGN,  DATE, AND RETURN THE ENCLOSED GOLD
PROXY CARD TODAY TO VOTE FOR THE  ELECTION OF NEWCASTLE  PARTNERS'  NOMINEES AND
FOR THE APPROVAL OF THE  RESOLUTION  RECOMMENDING  TO THE VESTA BOARD THAT VESTA
REIMBURSE  NEWCASTLE PARTNERS FOR ALL EXPENSES IT INCURS IN CONNECTION WITH THIS
PROXY SOLICITATION.

            The Nominees are committed,  subject to their fiduciary  duties,  to giving all of Vesta's  stockholders the opportunity to achieve the maximum value for their  Shares.  A vote FOR the  Nominees  will enable you - as the owners of
Vesta  - to send a  message  to the  Vesta  Board  that  you  are  committed  to maximizing the value of your Shares.

o           If your Shares are registered in your own name, please sign and date the enclosed  GOLD proxy card and return it to  Newcastle  Partners,
            c/o MacKenzie Partners, Inc., in the enclosed envelope today.

o           If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution on the Record Date, only it can  vote  such  Shares  and  only  upon  receipt  of your  specific instructions. Accordingly, please contact the person responsible for your account and instruct  that person to execute on your behalf the
            GOLD  proxy  card.  Newcastle  Partners  urges you to  confirm  your instructions  in writing to the person  responsible for your account and to provide a copy of such  instructions  to Newcastle  Partners,
            c/o MacKenzie Partners, Inc., who is assisting in this solicitation, at the address and  telephone  numbers set forth  below,  and on the back cover of this Proxy  Statement,  so that we may be aware of all instructions  and can attempt to ensure that such  instructions  are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                            MACKENZIE PARTNERS, INC.

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                           proxy@mackenziepartners.com
                           ---------------------------

                                       or
                          CALL TOLL FREE (800) 322-2885

                                      -3-

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

            The Vesta Board is  currently  composed of eight  directors  divided into three classes serving staggered three-year terms. It is Newcastle Partners'
understanding  that the terms of three Class III  directors of the Vesta Board -
Tambra L. G. Bailie,  Norman W. Gayle,  III and Michael J. Gough - expire at the
Annual Meeting.  Newcastle  Partners  expects that the Vesta Board will nominate these  incumbent  directors for  re-election  at the Annual  Meeting.  Newcastle
Partners is seeking your support at the Annual  Meeting to elect its Nominees in opposition to Vesta's director nominees.

     REASONS WHY NEWCASTLE PARTNERS IS CHALLENGING THE INCUMBENT DIRECTORS.

            Newcastle Partners believes the election of the Nominees  represents the best means for Vesta's  stockholders  to maximize the value of their Shares.
Newcastle  Partners,  one of the  largest  stockholders  of Vesta,  has a vested interest in the maximization of the value of the Shares. Additionally, Newcastle
Partners'  Nominees have extensive  experience in private and public investment, corporate  governance and business management.  Specifically,  James Epstein and
Mark Morrison are seasoned insurance industry executives as further discussed in their  biographical  extracts below. If elected to the Vesta Board, the Nominees will use their  best  efforts  to cause the  Company  to adopt and  implement  a business plan with the goal of achieving consistent profitability.  The Nominees will also seek to implement  corporate  governance  reform while  exploring  all available  alternatives to maximize stockholder value. There can be no assurance that the election of our nominees will maximize or otherwise enhance stockholder value or improve corporate governance. If elected, the Nominees will represent a minority of the members of the Vesta Board.

WE BELIEVE  VESTA HAS BEEN SLOW TO IMPLEMENT  FUNDAMENTAL  CORPORATE  GOVERNANCE
PRACTICES.

            We believe that proper corporate governance procedures and practices and the level of  management  accountability  that the Vesta  Board  imposes are highly  relevant to Vesta's  Share price and financial  performance.  In view of sweeping  legislation  enacted by Congress  including the  Sarbanes-Oxley Act of
2002 and the  rules  being  adopted  by the  major  stock  exchanges  which  are promoting  greater  accountability  to  stockholders,  we  believe  the state of
Vesta's  corporate  governance  is  inadequate.  The  Company  has been  slow to implement the most basic corporate governance practices, as set forth below.

VESTA HAS NOT HELD AN ANNUAL MEETING OF STOCKHOLDERS IN OVER 13 MONTHS.

            As of  July 7,  2005,  Vesta  had not  held  an  annual  meeting  of stockholders in over 13 months.  Accordingly,  on such date,  Newcastle Partners filed a complaint  with the Delaware Court of Chancery to enforce its right as a
stockholder  of  Vesta,   pursuant  to  Section  211  of  the  Delaware  General
Corporation  Law  ("DGCL"),  to  compel  Vesta  to hold  an  annual  meeting  of stockholders for the purpose of electing directors.  Since each of the directors of Vesta serves a staggered three year term,  Norman Gayle, one of the incumbent directors  up for  election  at the  Annual  Meeting,  was last  elected  by the stockholders to serve on the Vesta Board over 37 months ago. Remarkably,  Tambra
Bailie and Michael Gough,  the other two incumbent  directors up for election at

                                      -4-

the Annual  Meeting,  have  served on the Vesta Board for over 29 and 31 months, respectively,  without ever being elected by the stockholders.  Rather,  Messrs.
Bailie and Gough were appointed by the Vesta Board. We believe the stockholders, the true owners of the Company,  should have the  opportunity  to exercise their right to  democratically  install all  directors  on an annual  basis.  For this reason, we also believe the Vesta Board should be destaggered.

VESTA'S STAGGERED, THREE-TIERED BOARD LIMITS ACCOUNTABILITY TO STOCKHOLDERS.

            Vesta's  Bylaws  provide  that the Vesta Board shall be divided into three classes as nearly equal in number as possible,  and designated as Class I,
Class II and Class III. We believe Vesta's  classified board structure is not in the best interests of the stockholders  because it reduces the accountability of the Vesta Board and, in our view, only serves to entrench current management. We believe that all  stockholders  should have the opportunity to vote to elect all directors annually, not just once every three years. We believe that such annual accountability would enable stockholders to have their views reflected currently and on a broader basis and create an environment  that  encourages  directors to consider new and  innovative  ways to positively  impact  stockholder  value.  A classified board of directors on the other hand has the effect of making it more difficult  for  stockholders  to change a  majority  of  directors  even where a majority of  stockholders  are  dissatisfied  with the  performance of incumbent directors.

            If elected,  the Nominees will,  subject to their fiduciary  duties, petition  the Vesta Board to take the  necessary  steps to  destagger  the Vesta
Board so that all directors are elected on an annual basis as soon as possible.

VESTA HAS NOT RESOLVED AN ACCOUNTING ERROR OR FILED QUARTERLY AND ANNUAL REPORTS
WITH THE SEC IN THE PAST 9 MONTHS.

            The last Form 10-Q filed by Vesta was for the quarter ended June 30,
2004.  Since  then,  the  Company  has  failed  to  comply  with  SEC  reporting requirements since the Company has not filed its Form 10-Q for the quarter ended
September 30, 2004 (the " 2004 Q3 Form 10-Q"),  the Form 10-K for the year ended
December  31, 2004 (the "2004 Form 10-K"),  the Form 10-Q for the quarter  ended
March 31, 2005 (the "2005 Q1 Form 10-Q") and the Form 10-Q for the quarter ended
June 30,  2005 (the "2005 Q2 Form  10-Q").  Even more  alarming is the fact that

                                      -5-

Vesta has failed to resolve an accounting  error that was first announced by the
Company in November  2004.  The following is a chronology  of public  statements made by Vesta  regarding the  accounting  error and filing  delinquencies  since
November 2004:

            November 8, 2004        Vesta issued a press release announcing that
                                    the filing of the 2004 Q3 Form 10-Q would be
                                    delayed until November 16, 2004 in order for
                                    the Company to estimate the potential impact
                                    of an unfavorable jury verdict.

            November 15, 2004       Vesta issued a press release announcing that
                                    the filing of the 2004 Q3 Form 10-Q would be
                                    delayed due to a $1.8  million  error in the
                                    balance  sheet that  occurred  prior to 2003
                                    and  Vesta  would   "immediately  begin  the
                                    process  to  pinpoint  the  period  and  the
                                    nature of the error."

            November 24, 2004       Vesta  filed  a  Form  8-K  reporting   that
                                    documentation and testing to date identified
                                    internal    control    weaknesses   in   the
                                    documentation,  design and  effectiveness of
                                    internal  controls over financial  reporting
                                    and  that  the  Company  also  identified  a
                                    material  weakness in the  effectiveness  in
                                    internal  controls over financial  reporting
                                    as it related to the Company's consolidation
                                    process.

            March 11, 2005          Vesta issued a press release announcing that
                                    the filing of the 2004 Q3 Form 10-Q would be
                                    further  delayed.  Vesta also announced that
                                    the  filing of the 2004  Form 10-K  would be
                                    delayed  since the Company had not finalized
                                    the  resolution of the error it disclosed in
                                    November  2004  and  had not  completed  the
                                    assessment  of  the   effectiveness  of  its
                                    internal  controls.  Vesta disclosed that it
                                    anticipated  that  the  Form  10-K  would be
                                    filed on or before April 1, 2005.

            March 31, 2005          Vesta issued a press release announcing that
                                    the  filing of the 2004  Form 10-K  would be
                                    delayed  beyond  April  1,  2005 in order to
                                    provide  additional  time  to  finalize  the
                                    assessment  of  the   effectiveness  of  its
                                    internal   controls   and  to  conclude  the
                                    resolution   of  the  error   disclosed   in
                                    November 2004.  Vesta  disclosed that it now
                                    anticipated that the 2004 Form 10-K would be
                                    filed on or before April 30, 2005.

            April 20, 2005          Vesta  filed  a  Form  8-K  announcing  that
                                    Vesta's compensation  committee approved the
                                    payment  of  bonuses  to its 5 highest  paid
                                    executives,    including    Norman    Gayle,
                                    consisting  of an aggregate of over $500,000
                                    in cash and 325,000 options.

                                      -6-

            May 11, 2005            Vesta filed a notification with the SEC that
                                    the Company is diligently working to prepare
                                    the 2004 Q3 Form 10-Q and 2004 Form 10-K and
                                    as long as such filings were delinquent,  it
                                    would also be unable to timely file the 2005
                                    Q1 Form 10-Q.

            June 3, 2005            Vesta  issued a press  release  announcing a
                                    revised  estimate of the  accounting  error.
                                    Vesta   stated   that  in  the   process  of
                                    pinpointing  the  period  and  nature of the
                                    previously   disclosed  error,  the  Company
                                    discovered   additional   errors   and   now
                                    believed  the  cumulative  total  impact  of
                                    correcting  all  errors  discovered  to date
                                    will reduce GAAP  stockholders'  equity by a
                                    total  of  $11.6  million   instead  of  the
                                    previously  reported $1.8 million,  but that
                                    these estimates were subject to change.  The
                                    Company  also  stated  that the  Company has
                                    identified   material  weaknesses  in  ceded
                                    reinsurance and financial management and may
                                    identify  additional  material weaknesses as
                                    the   internal   control   assessments   are
                                    completed.

            August 10, 2005         Vesta filed a notification with the SEC that
                                    the Company is diligently working to prepare
                                    the 2004 Q3 Form  10-Q,  2004  Form 10-K and
                                    the  2005 Q1 Form  10-Q  and as long as such
                                    filings  were  delinquent,  it would also be
                                    unable to timely file the 2005 Q2 Form 10-Q.

            We are extremely  disappointed that Vesta has not filed quarterly or annual  reports or resolved  the  accounting  error for nine (9) months prior to
September  __, 2005,  despite  public  announcements  that these issues would be resolved sooner. We are extremely  concerned that the Company keeps changing its position  on the timing of its  ability to file its  delinquent  SEC reports and that the scope of the accounting error has substantially increased from what was initially identified by the Company. We are worried that final resolution of the error,  rectifying material weaknesses in the effectiveness of internal controls over financial  reporting and filing of the quarterly and annual reports are not

                                      -7-

high enough priorities of the Company,  especially  after, to our surprise,  the
Vesta Board found the time to award  bonuses to its  executives  in May 2005. We are also  concerned  that the NYSE could seek to delist the Shares if Vesta does not file its delinquent reports.

VESTA'S POISON PILL ENTRENCHES THE VESTA BOARD AND MANAGEMENT.

            In June 2000, the Vesta Board adopted, without stockholder approval, a rights  agreement or "poison pill"  purportedly  to encourage  persons who may seek to acquire  control of the Company to initiate such an acquisition  through negotiations  with the Board of  Directors.  We believe  the poison pill has the effect of entrenching the Vesta Board and management.  In our opinion, this lack of management  accountability  to  stockholders  adversely  affects  stockholder value.  If the Nominees  are elected,  they will use their best efforts to cause the  Vesta  Board to  terminate  Vesta's  poison  pill by  redeeming  all of the outstanding rights. Historically,  proponents of poison pills have asserted that they enable a board of directors to respond in an orderly fashion to unsolicited takeover bids by providing sufficient time to carefully evaluate the fairness of such a bid. We oppose Vesta's poison pill because we believe that it places such an  effective  obstacle to a takeover  bid that it serves to entrench  the Vesta
Board and  management.  We believe  that  Vesta's  poison pill forces a would-be acquirer to negotiate its bid for Vesta with  management,  instead of making its offer directly to the  stockholders of Vesta.  In our opinion,  the power of the
Vesta Board and  management to block any bid that does not leave them in control adversely affects stockholder value. We further believe that the effect of their poison pill is to insulate  management from the most fundamental  accountability to  stockholders  by providing  management  and the Vesta Board with a veto over takeover bids, even when stockholders might favorably view such bids.

            If elected,  the Nominees will,  subject to their fiduciary  duties, press the Vesta Board to repeal the poison pill.

VESTA'S  CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN NUMEROUS  ANTI-TAKEOVER
PROVISIONS.

            Vesta's Certificate of Incorporation  ("Charter") and Bylaws contain numerous anti-takeover  provisions that we believe infringe on the stockholders'
rights to determine  what is best for the Company and serve to entrench  current management.  These anti-takeover provisions include, but are not limited to, the following:

            o    Charter and Bylaw  provisions  allowing  stockholders to remove directors,  but only for cause and only by the affirmative vote of at least 80% of the voting power of the  outstanding  voting stock.

            o    Charter provision  prohibiting  stockholders from taking action by written consent in lieu of a meeting.

            o    Charter  provision  authorizing Vesta Board to create and issue rights entitling stockholders to purchase from Vesta securities of the Company "recognizing that, under certain  circumstances, the  creation and issuance of such rights could have the effect of discouraging third parties from seeking,  or impairing their ability  to seek,  to  acquire  a  significant  portion  of the outstanding  securities  of the  Corporation,  to engage in any transaction  which  might  result in a change of control of the
                 Corporation  or to enter  into any  agreement,  arrangement  or understanding  with another party to accomplish the foregoing .
                 . ."

            o    Bylaws do not permit  stockholders to call special  meetings of stockholders.

            o    The anti-takeover  provisions above, as well as all other Bylaw provisions, may be amended or repealed by the stockholders, but only by the affirmative  vote of 80% of the voting power of the outstanding voting stock.

            We believe the foregoing  anti-takeover  provisions  are intended to
disenfranchise   stockholders   and  strip  away  any  semblance  of  management
accountability  which Vesta's  stockholders  deserve.  If elected,  the Nominees will, subject to their fiduciary duties,  lobby the Vesta Board to eliminate the
Company's remaining anti-takeover provisions.

                                      -8-

        WE BELIEVE VESTA'S DISMAL FINANCIAL PERFORMANCE DEMONSTRATES THE
          VESTA BOARD'S FAILURE TO CREATE VALUE FOR ITS STOCKHOLDERS.

            Vesta's  financial  results over the past several  years have been a disappointment  to  Newcastle  Partners,  and it  believes,  to many other Vesta stockholders.  Vesta has sustained net losses during fiscal 2001,  2002 and 2003 which losses have increased from year to year. The financial  results for fiscal
2004 are unknown as the Company has not yet filed its Form 10-K for that period.

            o    In fiscal 2001, Vesta sustained a net loss of $29,330,000.

            o    In fiscal 2002, Vesta's net loss increased by approximately 10%
                 from the prior year to $32,211,000.

            o    In fiscal 2003,  Vesta's net loss  ballooned  by  approximately
                 272% from the prior year to $119,985,000.

            o    During  this three year  period,  expenses  have  increased  by
                 approximately   82%,  from   $361,870,000  in  fiscal  2001  to
                 $657,361,000 in fiscal 2003.

            We believe  the Vesta  Board  should be held  accountable  for these sustained losses and inability to control expenses.

  WE BELIEVE VESTA'S SHARE PRICE HAS SUFFERED AS A RESULT OF CONTINUED LOSSES.

            We believe the net losses  sustained  by Vesta from 2001 to 2003 and
Vesta's  failure to report its financial  results for 2004 has had a significant negative impact on the Company's Share price performance during this period.

            o    According  to  information   contained  in  management's  proxy
                 statement  for the 2004  annual  meeting of  stockholders  (the
                 "Management Proxy Statement"),  during the period from December
                 31,  1998  through  December  31,  2003,  Vesta's  Share  price performance  trailed  the S&P  Property &  Casualty  Index by a significant margin.

            o    According to the Management Proxy Statement, during this period an  investment  in Vesta  would have lost over 35% of its value compared  to a loss of just  over 11% had the  same  investment been made in the S&P  Property &  Casualty  Index and a loss of just over 3% had the investment been made in the S&P 500 Index.

            o    Since the  Management  Proxy  Statement,  Vesta has not  mailed proxy materials  reporting  comparisons of its Share price with its peer group indexes due to Vesta's failure to hold an annual meeting of stockholders in over 13 months.

            o    On December 31, 2003, the date on which Vesta last compared its
                 Share price to its peer group indexes as described  above,  the
                 Share price closed at $3.79 per Share.  On September  __, 2005, the  Share  price  closed at $____ per  Share,  representing  a substantial ___% decrease since the beginning of 2004.

                                      -9-

THE NOMINEES

            The following  information  sets forth the name,  business  address,
present  principal   occupation,   and  employment  and  material   occupations,
positions,  offices,  or  employments  for the  past  five  years of each of the
Nominees.  This  information  has been  furnished to  Newcastle  Partners by the
Nominees. The Nominees are citizens of the United States of America.

            JAMES C.  EPSTEIN  (Age 46) has  served  as Chief  Risk  Officer  of
Contran Corporation, a diversified holding company with controlling interests in public and private  companies,  since January 2005. He has served as Chairman of the Board  and  Chief  Executive  Officer  of EWI RE,  Inc.,  an  insurance  and reinsurance  brokerage and consulting  firm and Contran  Corporation  affiliate, since  November  2004,  and as its President  from 1995 to December 2000. He has served as  Chairman  of the Board of Tall  Pines  Insurance  Company,  a Vermont
captive  insurer and Contran  Corporation  affiliate,  since  November 2004. Mr.
Epstein has been a director of Hallmark Financial Services, Inc., a property and casualty  insurance  holding company,  since May 2003.  Certain relatives of Mr.
Epstein are investors in Newcastle Partners. The business address of Mr. Epstein is 5400 LBJ Freeway, Suite 1060, Dallas, Texas 75240. As of the date hereof, Mr.
Epstein did not  beneficially  own any securities of Vesta other than the Shares held by Newcastle Partners that Mr. Epstein may be deemed to beneficially own by virtue of being a member of the Group. Mr. Epstein has not purchased or sold any securities of Vesta during the past two years.

            MARK J.  MORRISON  (Age 45) has  served as Chief  Operating  Officer since April 2005 and as Executive  Vice  President and Chief  Financial  Officer
since March 2004 of Hallmark Financial  Services,  Inc., a property and casualty insurance  holding  company.  From  January  2001 to March  2004,  he  served as
President of Associates  Insurance Group, a subsidiary of St. Paul Travelers,  a national provider of property casualty insurance and asset management  services.
From  1996 to 2000,  he  served as Senior  Vice  President  and Chief  Financial
Officer of Associates  Insurance  Group,  the  insurance  division of Associates
First Capital  Corporation,  an international  provider of finance and insurance products.  The business  address of Mr. Morrison is 777 Main Street,  Suite 100,
Fort  Worth,  Texas  76102.  As  of  the  date  hereof,  Mr.  Morrison  did  not beneficially own any securities of Vesta other than the Shares held by Newcastle
Partners that Mr. Morrison may be deemed to beneficially  own by virtue of being a member of the Group.  Mr. Morrison has not purchased or sold any securities of
Vesta during the past two years.

            STEVEN J. PULLY (Age 45) has served as the  President  of  Newcastle
Management,  the general  partner of Newcastle  Partners,  a private  investment partnership,  since  January  2003 and has been with  Newcastle  Partners  since
December 2001. Mr. Pully has served as a director of Whitehall Jewellers,  Inc., a specialty retailer of fine jewelry, since June 22, 2005 and as Chairman of the
Board  since  July 5,  2005.  He has  served as Chief  Executive  Officer  and a director of New Century Equity  Holdings  Corp., a company  formerly  engaged in investing in high-growth companies, since June 2004. He has served as a director of Pizza Inn,  Inc.,  a  franchisor  and  operator of pizza  restaurants,  since
December  2002.  From  January 2003 to June 2004,  he served as Chief  Executive

                                      -10-

Officer of privately-held  Pinnacle Frames and Accents, Inc., a domestic picture frame  manufacturer.  Prior to joining  Newcastle  Management,  from May 2000 to
December 2001, he served as a managing  director in the mergers and acquisitions department of Banc of America Securities, Inc. and from January 1997 to May 2000 he was a member of the  investment  banking  department of Bear Stearns where he became a senior  managing  director in 1999.  Mr.  Pully is a CPA, a CFA,  and a member of the Texas Bar.  The  business  address of Mr.  Pully is c/o  Newcastle
Capital Management,  L.P., 300 Crescent Court, Suite 1110, Dallas,  Texas 75201.
As of the date hereof,  Mr. Pully did not  beneficially  own any  securities  of
Vesta other than the Shares held by  Newcastle  Partners  that Mr.  Pully may be deemed to beneficially  own by virtue of being a member of the Group.  Mr. Pully has not purchased or sold any securities of Vesta during the past two years.

            There can be no assurance  that the actions our  Nominees  intend to take as  described  above will be  implemented  if they are  elected or that the election of our  Nominees  will  improve  the  Company's  business or  otherwise enhance stockholder value. Your vote to elect the Nominees does not constitute a vote in favor of our value  enhancing  plans for  Vesta.  Your vote to elect the
Nominees will have the legal effect of replacing  three  incumbent  directors of
Vesta with our Nominees.  Neither we (nor to our knowledge,  any other person on our  behalf)  has made or  undertaken  any  analysis  or  reports  as to whether stockholder value will be maximized as a result of this solicitation or obtained reports from  consultants  or other outside  parties as to whether the proposals presented  herein  would have an effect on  stockholder  value.  There can be no assurance  that  stockholder  value  will  be  maximized  as a  result  of  this solicitation or the election of the Nominees. If elected to the Vesta Board, the
Nominees  will use their best efforts to cause the Company to take all necessary action to improve  the  Company's  operating  results and to  otherwise  enhance stockholder value. Each of the Nominees have consented to be named in this Proxy
Statement  and to serve as  directors  of the  Company  if elected as the Annual
Meeting.

            The  Nominees  will not  receive  any  compensation  from  Newcastle
Partners  for  their  services  as  directors  of Vesta  other  than the  normal compensation Steven J. Pully receives for his services as President of Newcastle
Management.   Other  than  as  stated  herein,  there  are  no  arrangements  or understandings  between Newcastle  Partners and any of the Nominees or any other person or persons  pursuant to which the  nomination  described  herein is to be made,  other than the consent by each of the  nominees to be named in this Proxy
Statement  and to serve as a director  of Vesta if elected as such at the Annual
Meeting.  Except as provided  under the  Section  entitled  "Legal  Proceedings"
herein,  none  of  the  Nominees  is a  party  adverse  to  Vesta  or any of its subsidiaries  or  has a  material  interest  adverse  to  Vesta  or  any  of its subsidiaries in any material pending legal proceedings.

            Newcastle  Partners does not expect that the Nominees will be unable to stand for  election,  but, in the event that such persons are unable to serve or for good cause will not serve,  the Shares  represented  by the enclosed GOLD proxy  card  will be voted  for  substitute  nominees.  In  addition,  Newcastle
Partners  reserves  the right to nominate  substitute  persons if Vesta makes or announces  any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees.  In any such case, Shares  represented by the enclosed GOLD proxy card will be voted for such substitute nominees.  Newcastle Partners reserves the right to nominate

                                      -11-

additional  persons if Vesta  increases  the size of the Vesta  Board  above its existing  size or  increases  the  number  of  directors  serving  as Class  III directors  above three.  Additional  nominations  made pursuant to the preceding sentence are without  prejudice to the position of Newcastle  Partners  that any attempt to  increase  the size of the current  Vesta  Board or to  increase  the number of  directors  serving as Class III  directors  constitutes  an  unlawful manipulation of Vesta's corporate machinery.

YOU ARE URGED TO VOTE FOR THE  ELECTION  OF THE  NOMINEES ON THE  ENCLOSED  GOLD
PROXY CARD.

                                 PROPOSAL NO. 2

                 REIMBURSEMENT OF PROXY SOLICITATION EXPENSES OF
                               NEWCASTLE PARTNERS

            Newcastle Partners is incurring  significant  expenses in connection with this solicitation. Newcastle Partners is requesting that Vesta reimburse it for all expenses it incurs in connection with this solicitation,  including, but not limited to, all litigation resulting therefrom, and is seeking approval from the stockholders to authorize such  reimbursement.  To date,  Newcastle Partners
has  incurred  expenses  of  approximately   $___________.   Newcastle  Partners
estimates that its expenses will total  approximately  $_____________,  although such amount could increase.  Newcastle Partners is seeking  reimbursement of its expenses from Vesta because it believes that the  solicitation  will benefit all stockholders of Vesta.

            Although  Newcastle Partners is expending its own working capital to finance this solicitation  while Vesta management is paying for its solicitation with Vesta's cash,  the Nominees,  if elected,  will not seek  reimbursement  if
Vesta's stockholders do not approve this proposal.

          Accordingly,  the  stockholders are being asked to adopt the following resolution  recommending  to the Vesta  Board  that  Vesta  reimburse  Newcastle
Partners for its expenses incurred in connection with this proxy solicitation:

          "Resolved,  that the stockholders  recommend to the Board of Directors that Vesta Insurance Group, Inc. reimburse  Newcastle  Partners,  L.P.
          for all  expenses it incurs in  connection  with its  solicitation  of proxies for the annual meeting of stockholders scheduled to be held on
          [November 17, 2005], or any advancements,  postponements, rescheduling or continuation thereof."

YOU ARE URGED TO VOTE FOR THE  APPROVAL TO REIMBURSE  NEWCASTLE  PARTNERS OF ITS
PROXY SOLICITATION EXPENSES ON THE ENCLOSED GOLD PROXY CARD.

                                      -12-

                           VOTING AND PROXY PROCEDURES

            Only  stockholders  of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly  available  information,  Newcastle  Partners  believes  that  the only outstanding  class of securities of Vesta entitled to vote at the Annual Meeting is the Shares.

            Shares  represented  by properly  executed  GOLD proxy cards will be voted  at the  Annual  Meeting  as  marked  and,  in  the  absence  of  specific instructions, will be voted FOR the election of the Nominees to the Vesta Board,
FOR the proposal to reimburse  Newcastle  Partners for all expenses it incurs in connection with this solicitation and, in the discretion of the persons named as proxies, on all other matters as may properly come before the Annual Meeting.

            We are asking you to elect our  Nominees.  The  enclosed  GOLD proxy card may only be voted for our  Nominees  and does not confer  voting power with
respect  to  the  Company's  nominees.   Accordingly,  you  will  not  have  the
opportunity to vote for any of Vesta's  nominees.  You can only vote for Vesta's nominees by signing and returning a proxy card  provided by Vesta.  Stockholders should  refer to the  Company's  proxy  statement  for the  names,  backgrounds,
qualifications   and  other  information   concerning   Vesta's  nominees.   The
participants in this solicitation intend to vote all of their Shares in favor of the Nominees and will not vote their Shares in favor of any of Vesta's nominees.

QUORUM

            In order to conduct  any  business at the Annual  Meeting,  a quorum must be present in person or represented by valid proxies. Although Delaware law requires  that a  quorum  consists  of a  majority  of  the  Shares  issued  and outstanding  on the Record Date, the Delaware Court of Chancery has ordered that all Shares represented at the Annual Meeting ("Votes Present"), either in person or by proxy and whether they voted "FOR",  "AGAINST" or "ABSTAIN" (or "WITHHOLD"
in the case of election of  directors),  and  entitled  to vote  thereat,  shall constitute a quorum,  notwithstanding  any provision of Vesta's  certificate  of incorporation or bylaws to the contrary.

VOTES REQUIRED FOR APPROVAL

            A plurality of the total votes cast ("Votes Cast") by holders of the
Shares for the Nominees is required for the election of directors  and the three nominees who receive the most votes will be elected.  A vote to  "WITHHOLD"  for any nominee for director will be counted for purposes of  determining  the Votes
Present,  but  will  have no  other  effect  on the  outcome  of the vote on the election of directors. A Stockholder may cast such votes for the Nominees either by so marking the ballot at the meeting or by specific voting  instructions sent with a signed proxy to either Newcastle Partners in care of MacKenzie  Partners,

                                      -13-

Inc. at the address  set forth on the back cover of this Proxy  Statement  or to
Vesta at 3760 River Run Drive,  Birmingham,  Alabama  35243 or any other address provided by Vesta.

            Other  Proposals.  Other than the  election of  directors,  the vote required for all other business matters set forth in this Proxy Statement is the affirmative vote of a majority of the Votes Present.

                                      -14-

ABSTENTIONS

            Abstentions   will  count  as  Votes  Present  for  the  purpose  of
determining  whether a quorum is  present.  Abstentions  will not be  counted as
Votes Cast in the election of directors.  Abstentions  will have the same effect
as  a  vote  against  the  proposal  to  approve  the   reimbursement  of  proxy
solicitation expenses of Newcastle Partners.

BROKER NON-VOTES

            With  regard to  certain  proposals,  the holder of record of Shares held in street name is permitted to vote as it determines, in its discretion, in the absence of direction from the beneficial holder of the Shares.

            The term "broker non-vote" refers to shares held in street name that are not voted  with  respect  to a  particular  matter,  generally  because  the beneficial  owner did not give any  instructions to the broker as to how to vote such  shares on that  matter and the broker is not  permitted  under  applicable rules to vote such shares in its discretion because of the subject matter of the proposal,  but whose shares are present on at least one matter. Broker non-votes will not be counted  as Votes  Present  with  respect to matters as to which the record holder has expressly not voted. Accordingly,  Newcastle Partners believes that  broker  non-votes  will have no effect  upon the  outcome of voting on the election of directors and the proposal to reimburse proxy solicitation  expenses of Newcastle Partners.

REVOCATION OF PROXIES

            Stockholders  of Vesta may revoke their proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation  of any earlier  proxy.  The  revocation  may be delivered  either to
Newcastle Partners in care of MacKenzie Partners,  Inc. at the address set forth on the back cover of this Proxy  Statement  or to Vesta at 3760 River Run Drive,
Birmingham,  Alabama  35243 or any other address  provided by Vesta.  Although a revocation is effective if delivered to Vesta,  Newcastle Partners requests that either  the  original  or  photostatic  copies of all  revocations  be mailed to
Newcastle Partners in care of MacKenzie Partners,  Inc. at the address set forth on the back cover of this Proxy  Statement so that  Newcastle  Partners  will be aware of all revocations  and can more accurately  determine if and when proxies have been  received  from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally,  MacKenzie Partners, Inc. may use this information to contact  stockholders  who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE  ELECTION OF THE NOMINEES TO THE VESTA BOARD AND FOR
THE  PROPOSAL TO  REIMBURSE  NEWCASTLE  PARTNERS  FOR ALL  EXPENSES IT INCURS IN
CONNECTION WITH THIS PROXY  SOLICITATION,  PLEASE SIGN, DATE AND RETURN PROMPTLY
THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

                                      -15-

                             SOLICITATION OF PROXIES

            The  solicitation  of proxies  pursuant to this Proxy  Statement  is being made by Newcastle Partners.  Proxies may be solicited by mail,  facsimile, telephone,  telegraph, in person and by advertisements.  Newcastle Partners will not solicit proxies via the Internet.

            Newcastle  Partners  has entered into an  agreement  with  MacKenzie
Partners,  Inc. for solicitation  and advisory  services in connection with this solicitation,  for which  MacKenzie  Partners,  Inc.  will  receive a fee not to exceed $___,000.00, together with reimbursement for its reasonable out-of-pocket expenses,  and will be indemnified  against  certain  liabilities  and expenses, including  certain  liabilities  under the federal  securities  laws.  MacKenzie
Partners,  Inc. will solicit  proxies from  individuals,  brokers,  banks,  bank nominees and other  institutional  holders.  Newcastle  Partners  has  requested banks,  brokerage  houses and other  custodians,  nominees  and  fiduciaries  to forward all solicitation  materials to the beneficial  owners of the Shares they hold of record. Newcastle Partners will reimburse these record holders for their reasonable  out-of-pocket expenses in so doing. It is anticipated that MacKenzie
Partners,  Inc.  will  employ  approximately  ___  persons  to  solicit  Vesta's stockholders for the Annual Meeting.

            The entire expense of soliciting proxies is being borne by Newcastle
Partners  pursuant to the terms of the Joint Filing and  Solicitation  Agreement
(as  defined  below).  Costs  of this  solicitation  of  proxies  are  currently estimated to be approximately  $___,000.00.  Newcastle  Partners  estimates that through the date hereof,  its expenses in connection with this  solicitation are approximately $___,000.00.

                          OTHER PARTICIPANT INFORMATION

            Each member of the Group is a participant in this solicitation. Mark
E. Schwarz is the managing member of Newcastle Group, a Texas limited  liability company,  which is the general partner of Newcastle Management,  a Texas limited partnership, which in turn is the general partner of Newcastle Partners, a Texas limited  partnership.  The principal occupation of Mr. Schwarz is serving as the managing member of Newcastle Group. The principal business of Newcastle Group is acting as the general partner of Newcastle Management. The principal business of
Newcastle Management is acting as the general partner of Newcastle Partners. The principal  business  of  Newcastle  Partners is  investing  in  securities.  The principal  business  address  of  Mr.  Schwarz,  Newcastle  Partners,  Newcastle
Management and Newcastle Group is 300 Crescent Court, Suite 1110, Dallas,  Texas
75201.  As of the date hereof,  Newcastle  Partners is the  beneficial  owner of
3,050,700 Shares. Mark Schwarz,  Newcastle Management and Newcastle Group may be
deemed to  beneficially  own the Shares held by Newcastle  Partners by virtue of
their  affiliation  with  Newcastle  Partners  and  each  disclaims   beneficial
ownership  of such  Shares  except  to the  extent of their  pecuniary  interest therein.  For information  regarding  purchases and sales of securities of Vesta during the past two years by Newcastle Partners, see Schedule I.

                                      -16-

            On  March  21,  2005,  Newcastle  Partners,   Newcastle  Management,
Newcastle  Group,  Mark E. Schwarz and each of the Nominees  (collectively,  the
"Group") entered into a Joint Filing and Solicitation  Agreement in which, among other  things,  (a) the parties  agreed to the joint filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities of Vesta to the extent required under applicable  securities laws, (b) the parties agreed to solicit  proxies or written  consents for the election of the  Nominees,  or any other  person(s)  nominated  by  Newcastle  Partners,  to the Vesta Board at the
Annual Meeting (the  "Solicitation"),  and (c) Newcastle Partners agreed to bear all  expenses  incurred in  connection  with the Group's  activities,  including approved  expenses  incurred  by any of  the  parties  in  connection  with  the
Solicitation, subject to certain limitations. Newcastle Partners intends to seek reimbursement  from  Vesta of all  expenses  it  incurs in  connection  with the
Solicitation.  Newcastle Partners does not intend to submit the question of such reimbursement to a vote of security  holders of the Company.  Pursuant to letter agreements dated March 21, 2005,  Newcastle Partners agreed to indemnify each of
Messrs.  Epstein,  Morrison  and Pully  against any and all claims of any nature arising from the solicitation of proxies from Vesta's stockholders at the Annual
Meeting and any related transactions.

            Except as set forth in this Proxy Statement (including the Schedules hereto),  (i) during the past 10 years, no participant in this  solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);  (ii) no participant in this solicitation  directly or indirectly beneficially  owns  any  securities  of  Vesta;  (iii)  no  participant  in this solicitation  owns any  securities  of Vesta  which are owned of record  but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Vesta during the past two years; (v) no part of the purchase price or market  value of the  securities  of Vesta owned by any  participant  in this solicitation  is  represented  by funds  borrowed or otherwise  obtained for the purpose of acquiring or holding such  securities;  (vi) no  participant  in this solicitation  is,  or  within  the  past  year  was,  a party  to any  contract, arrangements or understandings with any person with respect to any securities of
Vesta,   including,   but  not  limited  to,  joint  ventures,  loan  or  option arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly,  any securities of Vesta; (viii) no participant in this solicitation owns  beneficially,  directly or  indirectly,  any  securities  of any parent or subsidiary of Vesta;  (ix) no participant in this solicitation or any of his/its associates was a party to any  transaction,  or series of similar  transactions, since the  beginning of Vesta's last fiscal year, or is a party to any currently proposed transaction,  or series of similar transactions,  to which Vesta or any of its  subsidiaries  was or is to be a party,  in  which  the  amount  involved exceeds  $60,000;  (x) no  participant  in this  solicitation  or any of his/its associates has any arrangement or understanding  with any person with respect to any future employment by Vesta or its affiliates,  or with respect to any future transactions to which Vesta or any of its affiliates will or may be a party; and
(xi) no person, including the participants in this solicitation,  who is a party to an arrangement or  understanding  pursuant to which the Nominees are proposed to be elected  has a  substantial  interest,  direct or  indirect,  by  security holdings or otherwise in any matter to be acted on at the Annual Meeting.

                                      -17-

                                LEGAL PROCEEDINGS

            On July 7,  2005,  Newcastle  Partners  filed a  complaint  with the
Delaware  Court of  Chancery,  New  Castle  County,  to  enforce  its right as a stockholder  of Vesta,  pursuant to Section 211 of the DGCL,  to compel Vesta to hold an annual meeting of  stockholders  for the purpose of electing  directors.
Section  211 of the DGCL  permits  the  Court of  Chancery  to  compel an annual meeting  of  stockholders  upon  application  of any  stockholder  if there is a failure  to hold an annual  meeting  of  stockholders  for a period of 13 months after the corporation's  last annual meeting.  Newcastle  Partners believes that
Vesta has not held or scheduled an annual meeting of stockholders  since June 1,
2004, more than 13 months ago, and believes that no action has been taken within the last 13 months to elect directors by written consent of the  stockholders of
Vesta in lieu of an annual meeting.

            On August 19, 2005,  the Court of Chancery  held a one-day  trial in the case. After hearing  testimony from four witnesses,  including Norman Gayle,
Vesta's CEO, Hopson Nance,  Vesta's CFO, and Michael Gough, a director and chair of Vesta's Audit  Committee,  the Court of Chancery  ruled that the November 22,
2005 date  selected  by the Vesta  Board was not the most  promptly  practicable date,  and ordered that the meeting  instead be held no later than  November 17,
2005,  a date  chosen in order to give  Vesta an  opportunity  to  complete  and distribute its annual report to the stockholders in advance of the meeting.  The
Court of  Chancery  also  ordered  that the shares of stock  represented  at the annual  meeting,  either  in person or by  proxy,  and  entitled  to vote at the meeting,  will constitute a quorum for the purpose of conducting business at the meeting,  whether or not such shares would  constitute  a quorum  under  Vesta's certificate of  incorporation  or bylaws.  The Court of Chancery further ordered that Vesta must provide notice of the Annual Meeting date at least 45 days prior to the date of the Annual Meeting chosen by Vesta's Board. The Court of Chancery also awarded  Newcastle  Partners its costs as the prevailing party in the case.
As of the date of this proxy  statement,  the Vesta Board has not announced that it has acted to set a new date for the annual meeting.

            On or about  August 15,  2005,  Vesta  sued  Newcastle  Partners  in
Florida Circuit Court in Sarasota,  Florida,  where Florida Select, a subsidiary of Vesta,  maintains an office,  although  Florida  Select is not a party to the proceeding.  Vesta seeks  declaratory and injunctive  relief.  In its Complaint,
Vesta alleges that Newcastle  Partners  violated a Florida insurance statute and rule by acquiring  more than five percent (5.0%) of Vesta's  outstanding  voting stock  without  filing an  application  with the  Florida  Office  of  Insurance
Regulation  ("FOIR") as the statute requires.  The Complaint refers to Newcastle
Partners  Schedule 13D filings and preliminary  proxy statement and alleges that
Newcastle  Partners  intends to take control of Vesta. It also refers to Vesta's written demand that FOIR issue an order  directing  Newcastle  Partners to cease acquiring  Vesta  stock and to divest all Vesta  securities  Newcastle  Partners owns.  The Complaint  asks the Court to issue an order (a)  enjoining  Newcastle
Partners from acquiring Vesta shares and from  exercising any rights  associated with such shares  acquired in alleged  violation of Florida  insurance  law, (b)
enjoining  Newcastle Partners from alleged continued  violation of that law, (c)
declaring that Newcastle  Partners' prior acquisition of Vesta shares is "void", and (d) awarding other relief, including Vesta's costs of bringing its suit.

                                      -18-

            With its Complaint,  Vesta also filed a motion for emergency hearing and temporary  injunctive  relief.  That motion repeated certain  allegations in
Vesta's  Complaint  and asked the Court to conduct a hearing on its  request for temporary  injunctive relief before the hearing then set (and in fact conducted)
on August 19,  2005,  in the Delaware  Court of Chancery on Newcastle  Partners'
action  pending  against Vesta there.  On August 18, 2005,  the Florida  Circuit
Court denied  Vesta's  request for an emergency  hearing.  Vesta has scheduled a hearing on its motion for temporary  injunctive relief on September 14, 2005, to be continued if necessary on September  28, 2005;  hearing  dates are subject to change.  Vesta's  suit  remains  in its very  early  stages,  and its course and outcome cannot be predicted.

            Newcastle  Partners  denies  that  Vesta is  entitled  to any of the relief requested in its Complaint or motion for temporary injunction and intends to defend this action  vigorously.  On August 5, 2005,  Newcastle Partners filed its application with FOIR for that agency's approval of its acquisition of Vesta stock. FOIR has stated that it will review Newcastle Partners' application, will not now issue an order of the kind Vesta demanded, and will conduct a hearing on
Newcastle Partners' application,  as Vesta and Florida Select also requested, in accordance with the insurance statute in question.  The date of that hearing and of FOIR's final action thereafter on Newcastle Partners' application are not yet known. Newcastle Partners believes that its application warrants FOIR's approval and plans to seek prompt  approval in compliance  with  applicable  Florida law.
However,  no assurance  as to the timing,  form,  or substance of FOIR's  future actions can be given. On September 8, 2005, pursuant to a Notice of Removal, the proceeding was moved from Florida Circuit Court in Sarasota, Florida to the U.S.
District  Court,  Middle District of Florida.  On September 15, 2005,  Newcastle
Partners moved to dismiss Vesta's  Complaint,  or in the alternative to stay all proceedings  in this case until final action by the Florida  Office of Insurance
Regulation on Newcastle Partner's application.

                           PROPOSALS FOR STOCKHOLDERS

            In order  for a  proposal  by a  stockholder  to be  eligible  to be included in Vesta's  proxy  statement  and proxy form for its annual  meeting of stockholders in 2006 in accordance with the SEC's "stockholder  proposal" rules, the proposal must be received by Vesta at its home office, 3760 River Run Drive,
Birmingham,  Alabama  35243,  not less than 120 calendar days before the date of the Company's  proxy  statement  released to stockholders in connection with the
2005 annual  meeting of  stockholders.  However,  if the Company did not hold an annual meeting of  stockholders  the previous year, or if the date of the annual meeting of  stockholders  has been changed by more than 30 days from the date of the previous year's  meeting,  then the deadline is a reasonable time before the
Company begins to print and mail its proxy materials.

            A  stockholder  may also  propose  a matter  for  action,  including director  nominations,  at Vesta's annual meeting of  stockholders to be held in
2006 outside of the SEC's "stockholder proposal" rules.  Stockholders wishing to nominate  candidates or submit other matters for action must comply with certain procedures required by the Company's bylaws. In general, a stockholder must give notice in writing of the matter or  nomination  to the  Corporate  Secretary  of
Vesta Insurance Group,  Inc., 3760 River Run Drive,  Birmingham,  Alabama 35243,

                                      -19-

not later than the close of business on the 70th day,  nor earlier than the 90th day, prior to the first  anniversary  of the preceding  year's annual meeting of stockholders.  In addition,  the stockholder  proposing the matter or making the nomination  must be a stockholder  of record at the time the notice is given and otherwise entitled to vote at the annual meeting.  The notice must set forth (a)
as to each nominee,  all information relating to that person that is required to be  disclosed  in  solicitations  of proxies  for  election of  directors  in an election contest, or is otherwise required,  in each case pursuant to Regulation
14A under the  Securities  Exchange  Act of 1934,  as  amended,  and Rule 14a-11 thereunder  (including the nominee's written consent to being named in the Proxy
Statement  as a nominee and to serving as a director  if elected)  and (b) as to the  stockholder  giving the notice and the beneficial  owner,  if any, on whose behalf the  nomination is made (i) the name and address of the  stockholder,  as they appear on the Company's  books,  and of such beneficial  owner and (ii) the number and class of shares of the Company  owned of record and  beneficially  by such stockholder and such beneficial  owner. If a vote is ultimately taken on an untimely proposal for any reason,  the proxies solicited and received by Vesta's
Board will be deemed to have conferred  discretionary  authority to vote on such untimely proposal.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

            Newcastle  Partners is unaware of any other matters to be considered at the Annual Meeting.  However,  should other matters, which Newcastle Partners is not aware of a reasonable  time before this  solicitation,  be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

            Newcastle  Partners  has omitted from this Proxy  Statement  certain disclosure  required by applicable law that is already included in the Company's proxy  statement.  This disclosure  includes,  among other things,  biographical information on Vesta's directors and executive officers,  information concerning executive compensation, an analysis of cumulative total returns on an investment in Shares during the past five years and procedures for submitting proposals for inclusion in Vesta's proxy  statement at the next annual  meeting.  Stockholders should  refer  to  the  Company's  proxy  statement  in  order  to  review  this disclosure.

            See Schedule II for information  regarding  persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of Vesta.

            The information  concerning  Vesta contained in this Proxy Statement and the  Schedules  attached  hereto  has been  taken  from,  or is based  upon, publicly available information.

                                             NEWCASTLE PARTNERS, L.P.

                                             _____, 2005

                                      -20-

                                   SCHEDULE I
                                   ----------

          TRANSACTIONS IN THE SECURITIES OF VESTA INSURANCE GROUP, INC.
              BY NEWCASTLE PARTNERS, L.P. DURING THE PAST TWO YEARS

    CLASS                  QUANTITY             PRICE PER         DATE OF
 OF SECURITY              PURCHASED             UNIT ($)          PURCHASE
--------------------------------------------------------------------------------
                            NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
Common Stock              31,300                 3.45              3/08/05
Common Stock              62,900                 3.46              3/09/05
Common Stock              10,500                 3.49              3/10/05
Common Stock              52,700                 3.56              3/11/05
Common Stock              49,400                 3.59              3/14/05
Common Stock               1,600                 3.51              3/16/05
Common Stock              13,100                 3.50              3/17/05
Common Stock               2,900                 3.51              3/18/05
Common Stock              31,800                 3.47              3/21/05
Common Stock              24,300                 3.49              3/22/05
Common Stock              15,900                 3.55              3/28/05
Common Stock              38,400                 3.51              3/29/05
Common Stock              13,400                 3.52              3/30/05
Common Stock              86,800                 3.50              3/31/05
Common Stock              28,200                 3.50              4/01/05
Common Stock              15,100                 3.54              4/04/05
Common Stock               2,900                 3.56              4/07/05
Common Stock              18,800                 3.53              4/08/05
Common Stock              34,200                 3.49              4/11/05
Common Stock              90,600                 3.51              4/12/05
Common Stock              78,600                 3.48              4/13/05
Common Stock              62,300                 3.53              4/14/05
Common Stock              53,200                 3.44              4/15/05
Common Stock             395,400                 3.40              4/18/05
Common Stock             397,200                 3.37              4/19/05
Common Stock              52,900                 3.32              4/20/05
Common Stock             136,600                 3.36              4/21/05
Common Stock              10,000                 2.70              4/26/05
Common Stock              74,100                 2.60              4/27/05
Common Stock             129,000                 2.43              4/28/05
Common Stock              53,100                 2.50              4/29/05
Common Stock              17,900                 2.38              5/02/05
Common Stock              25,600                 2.23              5/03/05
Common Stock              65,700                 2.24              5/04/05
Common Stock              24,400                 2.19              5/05/05
Common Stock             200,500                 2.28              5/06/05

                                      -21-

    CLASS                  QUANTITY             PRICE PER         DATE OF
 OF SECURITY              PURCHASED             UNIT ($)          PURCHASE
--------------------------------------------------------------------------------

Common Stock              76,600                 2.22              5/10/05
Common Stock              42,300                 2.22              5/11/05
Common Stock              83,600                 2.25              5/12/05
Common Stock              42,200                 2.19              5/13/05
Common Stock              29,400                 2.29              5/16/05
Common Stock              22,200                 2.29              5/17/05
Common Stock              10,300                 2.38              5/18/05
Common Stock              22,000                 2.48              5/19/05
Common Stock                 400                 2.54              5/20/05
Common Stock              15,000                 2.50              5/23/05
Common Stock              18,200                 2.47              5/24/05
Common Stock              10,900                 2.46              5/25/05
Common Stock              17,000                 2.50              5/26/05
Common Stock              12,500                 2.50              5/27/05
Common Stock              19,100                 2.51              6/01/05
Common Stock             220,800                 2.52              6/02/05
Common Stock               6,600                 2.55              6/03/05
Common Stock                 300                 2.60              6/08/05

                                      -22-

                                   SCHEDULE II

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

                                      -23-

                                    IMPORTANT

            Tell your Board what you think!  Your vote is  important.  No matter how many  Shares you own,  please  give  Newcastle  Partners  your proxy FOR the election of the Nominees by taking three steps:

            o    SIGNING the enclosed GOLD proxy card,

            o    DATING the enclosed GOLD proxy card, and

            o    MAILING  the  enclosed  GOLD proxy  card TODAY in the  envelope provided  (no  postage  is  required  if mailed  in the  United
                 States).

            If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution,  only it can vote such Shares and only upon receipt of your  specific  instructions.  Accordingly,  please  contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares.  Newcastle Partners urges you to confirm in writing your instructions to Newcastle  Partners in care of MacKenzie  Partners,
Inc. at the address  provided below so that Newcastle  Partners will be aware of all  instructions  given and can  attempt to ensure that such  instructions  are followed.

            If you have any  questions  or require  any  additional  information concerning this Proxy Statement,  please contact MacKenzie Partners, Inc. at the address set forth below.

                            MACKENZIE PARTNERS, INC.

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                           proxy@mackenziepartners.com
                           ---------------------------

                                       or
                          CALL TOLL FREE (800) 322-2885

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                            DATED SEPTEMBER __, 2005

                           VESTA INSURANCE GROUP, INC.

                       2005 ANNUAL MEETING OF STOCKHOLDERS

          THIS PROXY IS SOLICITED ON BEHALF OF NEWCASTLE PARTNERS, L.P.

              THE BOARD OF DIRECTORS OF VESTA INSURANCE GROUP, INC.
                          IS NOT SOLICITING THIS PROXY

                                    P R O X Y

The undersigned  appoints Mark E. Schwarz and Steven J. Pully, and each of them, attorneys  and  agents  with full  power of  substitution  to vote all shares of
common  stock  of  Vesta  Insurance  Group,   Inc.  (the  "Company")  which  the
undersigned  would be  entitled  to vote if  personally  present  at the  Annual
Meeting of  Stockholders  of the Company,  and including at any  adjournments or postponements thereof and at any meeting called in lieu thereof.

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse  and in their  discretion  with  respect  to any  other  matters  as may properly come before the Annual Meeting that are unknown to Newcastle  Partners,
L.P. a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE,  THIS
PROXY WILL BE VOTED FOR PROPOSAL 1 AND PROPOSAL 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] PLEASE MARK VOTE AS IN THIS EXAMPLE

1. ELECTION OF DIRECTORS:

                                                                        FOR ALL
                                                         WITHHOLD       EXCEPT
                                                       AUTHORITY TO    NOMINEE(S)
                                             FOR ALL   VOTE FOR ALL     WRITTEN
                                            NOMINEES      NOMINEES       BELOW
            Nominees:  James C. Epstein       [ ]           [ ]           [ ]
                       Mark J. Morrison                               __________
                       Steven J. Pully                                __________

2. REIMBURSEMENT OF PROXY SOLICITATION EXPENSES OF NEWCASTLE PARTNERS

   [  ]  FOR              [  ]  AGAINST       [  ]  ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN  SHARES  ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH  SIGN.  EXECUTORS,
ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.
PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.